UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CARDIAC SCIENCE CORPORATION
(Name of Subject Company)
CARDIAC SCIENCE CORPORATION
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)
David L. Marver and Michael K. Matysik
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
Stewart M. Landefeld, Esq. and Eric A. DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98109
(206) 359-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 19, 2010, David L. Marver, CEO and President of Cardiac Science Corporation, sent the following announcement to Cardiac Science Corporation employees:
Subject: For Internal Use Only — Important Company Announcement
Today we announced that we have entered into a merger agreement with Opto Circuits (India) Ltd., a diversified medical technology company based in Bangalore, India, pursuant to which Opto Circuits has agreed to acquire all of the outstanding shares of common stock of the company for $2.30 per share. The transaction will take the form of an all-cash tender offer by Opto Circuits, followed by a merger. We anticipate that the transaction, which is subject to customary closing conditions, will close within 90 days.
With your help, we have improved the company significantly over the past couple of years. In addition to launching several exciting new products, we have strengthened our operations and significantly enhanced our quality systems.
At the same time we were improving the company, we ran into a very challenging storm of events. These included the global recession, loss of our Japan AED distributor and associated revenue, and a very large recall. This concurrent set of events weakened our company financially. We no longer had the resources to invest in our business or acquire new technologies. Importantly, we also now lacked the reserves to comfortably manage through any significant new challenge that might arise in the future.
Having thoroughly explored strategic alternatives over the past several months, our Board of Directors decided to accept the offer from Opto Circuits. The Board believes the transaction provides excellent value to shareholders and has unanimously approved the transaction.
With the successful completion of the transaction, Cardiac Science will become a wholly-owned subsidiary of Opto Circuits. The acquisition will give Opto Circuits an expanded US-presence, allowing them to leverage our brands both in the US and across the globe. We believe Opto Circuits will give us financial stability and the opportunity to add resources and invest in new technologies.
It is natural to have some questions about how this transaction impacts you. Opto Circuits may modify things in the future as they learn more about our business, but their plans are not known at this time. My counsel is simply to stay focused on your current work, serving our customers and business partners with your customary excellence.
We will hold an All-Hands Meeting at 9:00 a.m. PDT in the small barn in Bothell, the cafeteria in Deerfield, and the conference rooms in Orange County, Manchester, and International headquarters. Conference dial-in information is attached.
Please join me in my optimism for our future as part of Opto Circuits.
Dave
Dave Marver
President & Chief Executive Officer
Cardiac Science Corporation (NASDAQ: CSCX) • 3303 Monte Villa Parkway, Bothell, WA 98021
Office: 425.402.2438 • Cell: 425.892.3776

Important Additional Information
The tender offer for the outstanding common stock of Cardiac Science Corporation (the “Company”) referred to in this document has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Opto Circuits (India) Ltd. (“Opto Circuits”) and a wholly-owned subsidiary of Opto Circuits (“Merger Sub”) intend file with the Securities and Exchange Commission. At the time the offer is commenced Opto Circuits and Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the tender offer documents, once available, from the information agent (BNY Mellon) for the tender offer or from the Company’s Investor Relations at 949.474.4300.
Forward Looking Statements
This communication contains forward-looking statements relating to the potential acquisition of Cardiac Science Corporation by Opto Circuits, including the expected dates of closing of the tender offer and merger and the potential benefits and consequences of the acquisition. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of Cardiac Science Corporation’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2009 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect Cardiac Science Corporation’s expectations as of the date of this document. Cardiac Science Corporation undertakes no obligation to update the information provided herein.